Exhibit 99.1

HUYA Inc. to Hold 2019 Annual General Meeting on February 12, 2020

GUANGZHOU, China, Dec. 30, 2019 (PRNewswire) –– HUYA Inc. (“HUYA” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that it will hold its 2019 annual general meeting of shareholders at Building A3, E-Park, Hanxi Road Xinguang Expressway Intersection, Panyu District, Guangzhou 511446, People’s Republic of China on February 12, 2020 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on January 6, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.huya.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by sending an email to ir@huya.com or by writing to Investor Relations Department of the Company at HUYA Inc., Building A3, E-Park, Hanxi Road Xinguang Expressway Intersection, Panyu District, Guangzhou 511446, People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com